Exhibit 21

List of Subsidiaries of

Natural Alternatives International, Inc., a Delaware corporation

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization
Natural Alternatives International Europe S.A.	Switzerland
Transformative Health Products, Inc.	Delaware, USA
Disposition Company, Inc.	California, USA